TELEFONOS DE MEXICO, S.A. DE C.V.

NOTICE

SPECIAL SHAREHOLDERS MEETING

By agreement of the Board of Directors adopted in its meeting held on March 12, 2003, holders of series "L" Shares of Telefonos de Mexico, S.A. de C.V., are called to the Special Shareholders Meeting that will be held on April 29, 2003 at 16:30 hours. in the "Veronica" Auditorium located in Av. Marina Nacional No. 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

  Appointment or ratification, as the case may be, of Board Members which appointment correspond to holders of Series "L" Shares. Resolutions in this matter

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, in its case, to vote in the Shareholders Meeting, shareholders must obtain their respective admission cards no later than April 28, 2003, by depositing their shares in the offices indicated below, or by delivering to the Company, the documents evidencing its deposit in a Mexican or foreign banking institution, or with a Mexican exchange broker. If the shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering to the Company the respective constancy, and in its case, the supplementary listings established in Article 78 of the "Ley del Mercado de Valores".

From the moment in which this Notice is published, the information and the documents related to each issue of the Agenda, will be immediately available and free of charge to the shareholders. An attorney may represent a shareholder through an authorization letter that is in accordance with Clause Twenty-six of the Company's by-laws. The persons attending on behalf of the shareholders, may evidence its personality through a power of attorney granted in the proxy's letters forms prepared by the Company, that will be available for the stockbrokers who evidence that have the shareholders representation, during the term established in the article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, the information, and the documents and proxy's letters forms that are mentioned in the two previous paragraphs, will be available to shareholders or their certified representatives or stockbrokers, as the case may be, in the Company's offices located in Av. Parque Via No. 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in labor days and office hours.

Mexico City, April 8, 2003

Sergio Medina Noriega

Secretary of the Board of Directors

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TELEFONOS DE MEXICO, S.A. DE C.V.

NOTICE

EXTRAORDINARY MEETING AND ANNUAL MEETING OF SHAREHOLDERS

By agreement of the Board of Directors adopted in its meeting held on March 12, 2003, holders of series "AA" and "A" Shares of Telefonos de Mexico, S.A. de C.V., are called to the Extraordinary Meeting and Annual Meeting that will be held on April 29, 2003 at 16:45 hours and 17:00 hours. respectively, in the "Veronica" Auditorium located in Av. Marina Nacional No. 365, Col. Veronica Anzures, Mexico City, Mexico to discuss the following issues:

AGENDA

EXTRAORDINARY MEETING

  Proposals to amend the by-laws, in order to make some modifications and additions, fundamentally, to update them with several regulatory dispositions of the "Comision Nacional Bancaria y de Valores" and certain Clauses that foresee the composition and functions of the Board of Directors members. Resolutions in this matter.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

AGENDA

ANNUAL MEETING

  Presentation and, as the case may be, approval of the report of the Board of Directors concerning Company performance and operations for the fiscal year ended December 31, 2002; of the financial statements as of said date; and of the Auditors report in accordance with the terms of Article 172 of the Ley General de Sociedades Mercantiles. Resolutions in this matter.

  Presentation and, as the case may be, approval of a proposal regarding distribution of profits, which includes payment to shareholders of a cash dividend of $0.62 Mexican pesos per share, from the Net Fiscal Earnings Account, divided in four equal payments of $0.155 Mexican pesos per share each, payable on June 19, 2003, September 18, 2003, December 18, 2003 and March 19, 2004, respectively. Resolutions in this matter.

  Proposal to establish in a maximum amount of 10 billion Mexican pesos, the funds of the Company to purchase of own shares, and the adoption or ratification of the relative resolutions to the mentioned proposal, to the corresponding acquisition and the capability to carry them on, as well as, any other related with the acquisition of own shares.

  Ratification, as the case may be, of the activities of the Board of Directors for the fiscal year 2002 and, expressly one of the resolutions adopted at its meeting held on March 13, 2002. Resolutions in this matter.

  Appointment or ratification, as the case may be, of Directors and Alternate Directors of the Board of Directors and Executive Committee, Statutory Auditors, and the Board of Director's executives. Adoption of the resolutions in this matter and the related to the Board member's fees, as well as any others related to such appointment.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, in its case, to vote in the Shareholders Meetings, shareholders must obtain their respective admission cards no later than April 28, 2003, by depositing their shares in the offices indicated below, or by delivering to the Company, the documents evidencing its deposit in a Mexican or foreign banking institution, or with a Mexican exchange broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering to the Company the respective constancy, and in its case, the supplementary listings established in Article 78 of the "Ley del Mercado de Valores".

From the moment in which this Notice is published, the information and the documents related to each issue of the Agenda, will be immediately available and free of charge to the shareholders. An attorney may represent a shareholder through an authorization letter that is in accordance with Clause Twenty-six of the Company's by-laws. The persons attending on behalf of the shareholders, may evidence its personality through a power of attorney granted in the proxy's letters forms prepared by the Company, that will be available for the stockbrokers who evidence that have the shareholders representation, during the term established in the article 173 of the "Ley General de Sociedades Mercantiles".

The admission cards, the information, and the documents and proxy's letters forms that are mentioned in the two previous paragraphs, will be available to shareholders or their certified representatives or stockbrokers, as the case may be, in the Company's offices located in Av. Parque Via No. 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in labor days and office hours.

Mexico City, April 8, 2003

Sergio Medina Noriega

Secretary of the Board of Directors